FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities
                       Exchange Act of 1934



1. Name and Address of Reporting Person:

 Robbins                          David
(Last)                           (First)

26 Hampshire Drive  Hudson            NH               03051
(Street)            (City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol:

 Micronetics Wireless, Inc. / NOIZ


3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:

 December 1999


5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):


           Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)

 Senior Vice President - Manufacturing

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock

 Common Stock


2. Transaction Date:

December 2, 1999

December 6, 1999

December 6, 1999

December 6, 1999

December 6, 1999

December 7, 1999

December 7, 1999

December 7, 1999

December 8, 1999
( Month/Day/Year)


3. Transaction Code:
   Code          V

    S

    S
    S

    S

    S

    S

    S

    S

    S


4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price

  1,000                   D            $5.00

  1,100                   D            $5.1875

  1,100                   D            $5.40625

    900                   D            $5.96875

    900                   D            $5.1875

  3,000                   D            $6.5625

  3,000                   D            $6.78125

  1,000                   D            $5.75

  3,000                   D            $7.50


5. Amount of Securities Beneficially Owned at End of Month:

  106,649*


6. Ownership Form-Direct (D) or Indirect (I):

     D

     D

     D

     D

     D

     D

     D

     D

     D


7. Nature of Indirect Beneficial Ownership:




Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:





2. Conversion or Exercise Price of Derivative Security:




3. Transaction Date (Month/Day/Year):




4. Transaction Code:
   Code          V




5. Number of Derivative Securities Acquired (A) or Disposed of
(D):






6. Date Exercisable and Expiration Date (Month/Day/Year):



(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


(Title)                          (Amount of Number of Shares)


8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:



10.Ownership Form of Derivative Security: Direct (D) or Indirect
(I):




11. Nature of Indirect Beneficial Ownership:


Explanation of Responses:

*    Includes options to purchase 90,000 shares of Micronetics
     Wireless, Inc. Common Stock whether or not presently exercisable.


s/David Robbins                                    1/3/00
Signature of Reporting Person                        Date